UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

  FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2007

AXA

(Translation of registrant's name into English)

25, AVENUE MATIGNON
75008 PARIS, FRANCE

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.
Yes ☐       No ☒

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

Incorporation By Reference

AXA's press release furnished by the Registrant under this Form 6-K, except for all non-GAAP financial measures as such term is defined in Regulation G of the Securities Exchange Act of 1934, is incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-12872 and 333-12956), the Registration Statements on Form S-8 (File Nos. 333-145265, 333-136679, 333-128450, 333-118107, 333-118105, 333-118103, 333-109227, 333-104438, 333-91900, 333-9212, 333-12088 and 333-12944) and any other Registration Statement filed by the Registrant which shall by its terms automatically incorporate AXA's furnished 6-Ks. For the avoidance of doubt, the disclosure containing non-GAAP financial measures contained in the attached press release is not incorporated hereby into any Registration Statement filed by the Registrant that allows for the incorporation by reference of each Form 6-K furnished to the SEC by the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXA
(REGISTRANT)
By:	/s/ Denis Duverne
Name Denis Duverne
Title Chief Financial Officer and Member of the Management Board
Date: November 13, 2007

EXHIBIT INDEX

EXHIBITS	DESCRIPTION

99.1	Press Release issued on November 8, 2007 by AXA, announcing first nine months 2007 activity indicators.